116 West 23rd Street, 5th Floor, New York, NY 10011

October 5, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Jaramillo

Re:	New Energy Systems Group (the “Company”)
Form 10-K/A for the fiscal year ended December 31, 2010
Filed July 14, August 19 and August 24, 2011
File No. 001-34847

Dear Mr. Jeffrey Jaramillo:

We are responding to comments contained in the letter, dated September 8, 2011, from the United States Securities and Exchange Commission (the “SEC”) addressed to Junfeng Chen, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 filed on July 14, August 19 and August 24, 2011 (the “10-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the SEC’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K/A for fiscal year ended December 31, 2009 filed August 19, 2011

Item 15. Exhibits, Financial Statement Schedules, page 3

1.
Please amend to file the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. Refer to Question 161.01 of our Compliance and Disclosure Interpretations on Exchange Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. This comment also applies to your Form 10-K/A for the fiscal year ended December 31, 2010 filed August 24, 2011.

Response:

The Company has amended our Form 10-K/A for the fiscal year ended December 31, 2009 to file the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act (the “2009 Amended Filing”). The 2009 Amended Filing was filed with the SEC on October 5, 2011.

The Company has also amended our Form 10-K/A for the fiscal year ended December 31, 2010 to file the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act (the “2010 Amended Filing”). The 2010 Amended Filing was filed with the SEC on October 5, 2011.

116 West 23rd Street, 5th Floor, New York, NY 10011

Form 10-K/A for the fiscal year ended December 31, 2010 filed August 24, 2011

Item 1. Business, page1

2.
We note your response to prior comment 3. However, that comment asked how NewPower and Kim Fai could generate the amount of revenue you say they contributed in light of the limited amount of property and equipment at the time of each acquisition, not how they were able to increase their revenues following the acquisitions. Please expand your response accordingly. Please also tell us, with a view toward disclosure in applicable future filings, why those entities have had almost no capital expenditures since at least 2008, particularly given the industries in which you say you participate and your disclosure in your most recent Form 10-Q regarding switching battery production.

Response:

At the time of our acquisition of NewPower, our property and equipment consisted of the following equipment for the production of battery cells and battery packs, respectively:

NewPower Property and Equipment at Time of Acquisition
Equipment (Battery Cells)		Quantity
Positive Electrode Ingredients	Vacuum Mixer	1
	Mixer	1
Negative Electrode Ingredients	Vacuum Mixer	1
	Mixer	1
Coating		2
Rolling Workshop	Oil pressure rolling machine	2
	Trimming Machine (L size)	1
	Trimming Machine (S size)	1
	Negative electrode riveting machine	6
	Positive electrode super welding machine	5
	Vacuum Oven	2
Winding workshop	Manual winding machine	27
	Production line	4
	Spot welding machine	17
	Ultransonic welding machine	1
	Cutting film machine	1
	Centrifuge	1
	Vacuum cleaners	2
	Pressure core machine	1
	Slicer	1
	Automatic winding	6
Laser welding	Laser welding	8
Baking	Vacuum oven	8
Injection fluid	Glove box	1
Formatting	Formatting cabinet (Steel)	15
	Formatting cabinet (Aluminum)	8
	Vacuum Oven	1
	Air dryer	1
Sealing	Sealing machine	8
Grading	Grading cabinet	6
Polishing	Polishing machine	1
Coding	Coding machine	1
Packaging

116 West 23rd Street, 5th Floor, New York, NY 10011

At December 31, 2009, prior to the acquisition of NewPower, which occurred in January 2010, the aforementioned property and equipment could produce a maximum of 28,000,000 battery cell units per year. The average price per unit was approximately RMB$6.00, resulting in a maximum annual revenue of RMB$168,000,000.00 at maximum capacity, or USD$26,666,666.00 assuming a conversion rate from RMB to USD of 6.3:1 (the “NewPower Maximum Capacity Revenue”). At December 31, 2009, the Company was generating approximately USD$20,100,000.00 in annual revenues, which is within the NewPower Maximum Capacity Revenue.

KimFai Property and Equipment at time of Acquisition

Equipment	Quantity
Semi-automatic Laminating Machine	1
Auto Laminating Machine	1

At December 31, 2009, prior to the acquisition of KimFai, which occurred in November 2010, the aforementioned property and equipment could produce a maximum of 11,088,000 units per year of KimFai’s major product, solar panels, which could be sold individually or used to produce solar-related products.  The average price per unit was approximately RMB$18.40, resulting in a maximum annual revenue of RMB$204,019,200.00 at maximum capacity, or USD$32,384,000.00 assuming a conversion rate from RMB to USD of 6.3:1 (the “KimFai Maximum Capacity Revenue”). At December 31, 2009, the Company was generating approximately USD$17,780,000.00 in annual revenues, which is within the KimFai Maximum Capacity Revenue.

With a view toward disclosure in applicable future filings, NewPower and KimFai have had almost no capital expenditures since at least 2008 because at the time of these acquisitions, their respective property and equipment was sufficient to satisfy their purchase orders. At December 31, 2009, both NewPower and KimFai were operating at below maximum capacity with NewPower operating around 60% to70% of maximum capacity, and KimFai operating at 41% of maximum capacity. Therefore, there was no need to increase capital expenditures after the acquisition.

At the time of acquisition, NewPower was engaged in the business of battery cell production while E’jenie was engaged in the production of battery shells, caps and finished battery packs. Post-acquisition, the Company integrated the business of NewPower and E’jenie.  Because battery cells are one component of the finished battery packs component, in order to reduce costs, NewPower and E’Jenie integrated their finished battery packs production and battery cells production. They achieved this integration by moving NewPower into the E’Jenie’s facility. Each of NewPower and E’Jenie’s original property and equipment continued to be used in production and was sufficient to support the purchase orders. Therefore, there was no need for capital expenditures post-acquisition.

Exhibit 23.3

3.
The consent you filed in response to prior comment 5 refers only to an audit of financial statements as of December 31, 2010, but the report of your auditor also refers to an audit of financial statements as of December 31, 2009. Please file a revised consent.

Response:

The 2010 Amended Filing contains a revised consent that refers to an audit of financial statements of December 31, 2009.

116 West 23rd Street, 5th Floor, New York, NY 10011

Form 10-K/A for the Year Ended December 31, 2010 filed July 14, 2011
Critical Accounting Policies, page 20
4.
We note your conclusion in your response to our prior comment 8 that your goodwill was not impaired at December 31, 2010. However, we also note that you did not perform an impairment test of goodwill in your Kim Fai reporting unit at that date, and that the fair value and the carrying value of your Kim Fai reporting unit provided in Exhibit A to your letter dated July 20, 2011 showed that carrying value of the reporting unit exceeded its fair value. Please address the following:

•	Tell us the date on which management performs the annual goodwill impairment testing for the Kim Fai reporting unit. Refer to ASC 350-20-35-28.
•	Explain to us how you derived the fair value of the Kim Fai reporting unit presented in Exhibit A to your response letter dated July 20, 2011.
•
Explain to us the relevance of the appraisal report for the Kim Fai reporting unit dated September 30, 2010 that you provided in your response to prior comment 7, especially as we note that you did not own that unit as of September 30, 2010.

•
To the extent you believe the appraisal report is relevant, please reconcile the $25.7 million appraised value of the unit provided in the report to the $25.9 presented in Exhibit A to your response letter dated July 20, 2011.

Response:

The Company did not perform an annual goodwill impairment test for the Kim Fai reporting unit prior to September 16, 2011 because Kim Fai was acquired by the Company on November 10, 2010. Therefore, the Company did not believe it was necessary to perform the annual goodwill impairment testing due to the brief period between the date of acquisition and the balance sheet dates of December 31, 2010.  In addition, Kim Fai had net income of $3.96 million for 2010, and is projected to have net income of $3.0 million, $4.1 million, $5.6 million, $7.6 million and $10.2 million for next five years, respectively, from 2011.  The Company believes there is no indication of impairment of goodwill based on Kim Fai’s operating results for 2010 and future income projections. On September 16, 2011, the Company performed the goodwill impairment test for Kim Fai reporting unit by reassessing Kim Fai’s fair value at December 31, 2010 by using the income approach method, which also indicated no impairment to the goodwill as of December 31, 2010 as per the attached updated appraisal report as of December 31, 2010 and updated Exhibit A which was included as Exhibit A to our response letter dated July 20, 2011.

The fair value of the Kim Fai reporting unit presented in Exhibit A to our response letter dated July 20, 2011 was derived from the future discounted cash flows from the appraisal report that was evaluated as of September 30, 2010. The appraisal report for the Kim Fai reporting unit dated September 30, 2010 was used for the purpose of purchase price determination and negotiation with the seller.

The appraised value of the Kim Fai unit as of September 30, 2010 was RMB 171,885,800. By using the exchange rate of 6.6227 as of December 31, 2010, we derived US$ 25.9 million. By using the exchange rate of 6.7011 as of September 30, 2010, we derived US $25.7 million.

5.
Further we note your response to prior comment 7 relating to the operating results and future income projections for the Kim Fai reporting unit. To the extent you estimated the fair value of the unit at December 31, 2010 using discounted cash flow techniques please provide us with the calculations, including all estimates and assumptions, supporting your conclusion that there was no indication of impairment of goodwill at that date. In addition, if applicable, please provide a revised schedule similar to the one included as Exhibit A to your response letter dated July 20, 2011.

Response:

Prior to goodwill impairment testing for Kim Fai performed on September 16, 2011, the Company estimated the fair value of the Kim Fai reporting unit at December 31, 2010 was the same as the fair value at September 30, 2010, as mentioned above. Due to the brief time period between the appraisal dated September 30, 2010 and December 31, 2010, the Company’s estimate of fair value as of December 31, 2010 did not change. Accordingly, all the estimates and assumptions that were used for discounted cash flow techniques were from the appraisal report as of September 30, 2010 which was already filed with the SEC.  On September 16, 2011, the Company performed the goodwill impairment test for the Kim Fai reporting unit by reassessing the Kim Fai’s fair value at December 31, 2010 by using the income approach. Attached hereto as Exhibit A is an updated appraised report as of December 31, 2010 and updated Exhibit A, which was included as Exhibit A to our response letter dated July 20, 2011.  The September 16, 2011 appraisal showed no indication of the impairment of goodwill of Kim Fai as of December 31, 2010.

116 West 23rd Street, 5th Floor, New York, NY 10011

6.
We note the amounts in the appraisals of the Anytone Technology and the NewPower Technology reporting units are in RMB$. Please tell us the translation rates you used to translate RMB$ amounts to US$ for purposes of the schedule included as Exhibit A to your response letter dated July 20, 2011.

Response:

The translation rate used to translate the RMB amount to US$ for the purpose of the schedule included as Exhibit A to our response letter dated July 20, 2011 was the rate at Balance Sheet date of December 31, 2010, was 6.6227.

7.
Please clearly explain to us the reasons for the $80,236,670 reconciling adjustment shown on Exhibit A to your August 25, 2011 response letter. Specifically, tell us and revise future filings to disclose how you determined your reporting units and explain how you complied with the guidance at FASB ASC 350-20-35-33 through 35-46 in performing your goodwill impairment tests.

Response:

The adjustment of $80,236,670 to Additional Paid in Capital was to eliminate the investment account of the parent company and corresponding paid in capital account of each acquired subsidiary, an intercompany elimination of the “investment” account of the parent company for the consolidated balance sheet. The amount included investment in Anytone of $33,719,997, Newpower of $18,516,674 and Kim Fai of $27,999,998, which were also the purchase price of each subsidiary.  Attached is the Exhibit A to our August 25, 2011 reply letter with further clarification.

The reporting units of the Company are each subsidiary, which are also operating segments as defined in AS 280-10-50-1. There are no components of the operating segments. The operating segments are the reporting units. These reporting units are tested for impairment in accordance with ASC 350-20-35.

Form 10-Q for the quarterly period ended June 30, 2011

Management’s Discussion and Analysis or Plan of Operation, page 22
Three Months Ended June 30, 2011 Compared to the Three Months Ended June 30, 2010, page 23

8.
We note your disclosure that Anytone’s branded products sales for the three months ended June 30, 2011 decreased and that one of the reasons for the decrease was the impact of piracy products in the market. In future filings, please disclose any material actual or expected impact of these piracy issues on your operations, liquidity and capital resources and also discuss any known trends or any known demands on your future operations, liquidity and capital resources resulting from the impact of piracy products in the market. Refer to Item 303 of Regulation S-K.

Response:

          The Company hereby undertakes to include in its future filings a disclosure of any material actual or expected impact of the piracy issues that the Company has encountered on our operations, liquidity and capital resources, and also undertakes to discuss any known trends or any known demands on our future operations, liquidity and capital resources resulting from the impact of piracy products in the market.

116 West 23rd Street, 5th Floor, New York, NY 10011

Six Months Ended June 30, 2011, page 25

9.
With a view toward clarified disclosure in future filings, please tell us how you were able to “increase our market share” in light of your disclosure regarding piracy of your products and depressed battery industry.

Response:

             Despite the issue of piracy that the Company encountered during the six months ended June 30, 2011, the Company was able to increase its market share during such reporting period due to the following remedial actions taken by the Company: (i) the Company reported the incidents of piracy to the Chinese government for investigation in order to prevent future piracy of its products; (ii) the Company redesigned the models that were copied and reduced the price to compete with the products that were copied; (iii)  the Company introduced new products that are compatible with the latest consumer electronic devices in the market, such as the models for tablet PC, to attract more customers; and (iv) the Company worked with their distributors and retailers to educate and enhance their understanding of its brand’s reorganization to explain to its customers.

Form 8-K filed August 19, 2011

10.
With a view toward clarified disclosure in applicable future filings, please tell us what you mean by the statement that your chief executive officer elected to resign “due to the piracy” of your products.

Response:

With a view toward clarified disclosure in applicable future filings, the piracy product issue affected the Company’s performance in the second quarter of 2011 and will probably impact the financial results of the Company for the remainder of fiscal 2011. Management believes that the CEO did not react in a sufficient manner to find a solution to the piracy issue when it first became known to management, thereby resulting in a negative impact to the Company’s financial performance. As the leader of the Company’s operations, our CEO has taken responsibility for this lack of sufficient response by choosing to resign.

116 West 23rd Street, 5th Floor, New York, NY 10011

The Company acknowledges that that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Weihe Yu
Weihe Yu
Chief Executive Officer

EXHIBIT A

RECONCILIATION

New Energy Systems

Anytone
Assets	Carrying Value on Dec 31, 2010	Liabilities	Carrying Value on Dec 31, 2010	Future discounted cash flow, income approach, per appraisal report as of Dec 31, 2010
Total Identifiable Assets	24,083,000	Total Liabilities	31,216,000
Investment into subsidiary	28,000,000
Goodwill	20,449,000			41,477,041

Total Fair Value of Reporting Unit	41,477,041	Net asset including goodwill per book	41,316,908

Newpower
Assets	Carrying Value on Dec 31, 2010	Liabilities	Carrying Value on Dec 31, 2010
Total Identifiable Assets	10,487,000	Total Liabilities	2,521,400
Goodwill	13,564,000			21,618,071

Total Fair Value of Reporting Unit	21,618,071	Net asset including goodwill per book	21,530,397

Kimfai
Assets	Carrying Value on Dec 31, 2010	Liabilities	Carrying Value on Dec 31, 2010
Total Identifiable Assets	4,860,000	Total Liabilities	2,792,900
Goodwill	26,541,000			28,606,324

Total Fair Value of Reporting Unit	28,606,324	Net asset including goodwill per book	28,608,276

A-1

New Energy System
As of 12/31/2010

	E'jenie	Billion	Anytone HK	KimFai	Newpower	New Energy (parent)	Consolidation Eliminating Entries		Consolidated
ASSETS	China	BVI	China	China	China	USA	DR	CR	Balance
	US $	US $	US $	US $	US $	US $

STOCKHOLDERS' EQUITY:
Capital stock						14,279			14,279
Preferred stock						2,553			2,553
Other comprehensive income	616,102	724,400	260,987	17,756	82,240	132,856			1,834,341
APIC			33,004,240	27,820,337	18,516,674	74,935,726	80,236,670		74,040,307
Statutory reserve - Beginning Bal	1,198,939		715,758	179,661					2,094,358
Statutory reserve - current period			155,384		73,861				229,245
Retained earnings	16,231,047	5,976,461	7,180,539	590,522	2,857,622	(21,628,509)			11,207,682

Total stockholders' equity	18,046,088	6,700,861	41,316,908	28,608,276	21,530,397	53,456,905			89,422,765

* The eliminating number contains total paid in capital of the three new acquired subsidiaries and their statutory reserve on acquisition date of each one, which equals to the total investment for each at the parent company.

	E'jenie	Billion	Anytone HK	KimFai	Newpower	New Energy (parent)	Consolidation Eliminating Entries		Consolidated
ASSETS	China	BVI	China	China	China	USA	DR	CR	Balance
	US $	US $	US $	US $	US $	US $

STOCKHOLDERS' EQUITY:
Capital stock						14,279			14,279
Preferred stock						2,553			2,553
Other comprehensive income	616,102	724,400	260,987	17,756	82,240	132,856			1,834,341
APIC						74,935,726			74,935,726
Statutory reserve - BB	1,198,939								1,198,939
APIC - Anytone HK			33,004,240	-			33,004,240		-
Statutory reserve - BB (Anytone HK)			715,758	-			715,758		-
APIC - KimFai				27,820,337			27,820,337		-
Statutory reserve - BB (KimFai)				179,661			179,661		-
APIC - Newpower					18,516,674		18,516,674		-
Statutory reserve - current period			155,384		73,861				229,245
Retained earnings	16,231,047	5,976,461	7,180,539	590,522	2,857,622	(21,628,509)			11,207,682

Total stockholders' equity	18,046,088	6,700,861	41,316,908	28,608,276	21,530,397	53,456,905	80,236,670		89,422,765

A-2

EXHIBIT B

APPRAISAL REPORT

Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

Appraisal Report

Shenyongxin [2011] No.210

Appraisal Base Date: December 31, 2010

Report Date: September 16, 2011

Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

Appraisal Report

Shenyongxin [2011] No.210

Attention for the readers and users of this report
This abstract was taken from Shenyongxin [2011] No.210 Asset Assessment Report，
In order to under this assessment project comprehensively, the full report should be read.
The users of this report should pay attention to particular issues of this report.

According to Shenzhen Kim Fai Solar Energy Technology Co., Ltd.’s commission, Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (referred as the Company) apprised Kim Fai Solar’s all shareholder equity value on the appraisal base date. In accordance with the requirement of assets appraisal standard and the specific situation of Shenzhen Kim Fai Solar Energy Technology Co., Ltd., the Company concluded and provided the report, Shenyongxin [2011] No.210, Shenzhen Kim Fai Solar Energy Technology Co., Ltd. appraisal report.

A. The scope of this appraisal is all shareholder equity of Shenzhen Kim Fai Solar Energy Technology Co., Ltd. The appraisal based date was December 31, 2010. The effective period of this report was from December 31, 2010 to December 30, 2011.

B. Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

C. By income approach, the result was RMB$189,451,100. By assets base method, the result was RMB$13,696,800. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen Kim Fai Solar Energy Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

Shenzhen Kim Fai Solar Energy Technology Co., Ltd. all shareholder equity value on the appraisal base date of December 31, 2010 was RMB$189,451,100.

Table of contents

	Contents	Page
A.	PREFACE	1
B.	ENTRUSTING PARTY OR ASSETS OWNER	1
C.	APPRAISAL PURPOSE	3
D.	APPRAISAL SCOPE AND OBJECT	4
E.	APPRAISAL BASE DATE	5
F.	APPRAISAL PRINCIPLE	5
G.	APPRAISAL BASIS	6
H.	VALUE DEFINITION	7
I.	APPRAISAL METHOD	8
J.	PROCESS OF APPRAISAL	10
K.	VALUE PREMISE	13
L.	APPRAISAL CONCLUSION	14
M.	SPECIAL DESCRIPTION	16
N.	SIGNIFICANT EVENTS AFTER APPRAISAL BASE DATE	17
O.	LEGAL EFFECT OF APPRAISAL REPORT	17
P.	REPORTED DATE OF APPRAISAL REPORT	18
	ATTACHMENT: REFERENCE DOCUMENTS FOR THIS APPRAISAL REPORT	1

Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

Appraisal Report

Shenyongxin [2011] No.210

A.	Preface

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd. (hereinafter referred to as the "Company") to accept Shenzhen Kim Fai Solar Energy Technology Co., Ltd. entrusted, according to the provisions of the relevant national assessment of the assets, in an objective, independent, impartial, scientific principles, in accordance with accepted method of asset evaluation, understanding of the company to its shareholders all of the proposed equity value at December 31, 2010 assessment of the market value estimate. Entered into in accordance with the commission of "asset appraisal engagement letter" the condition established, we have already implemented at the Shenzhen Kim Fai Solar Energy Technology Co., Ltd. and related companies to set up property ownership legal document review, field visits to physical assets, the market price Investigation and comparison and at the time we considered necessary under the conditions of other assessment procedures, we now assess the situation and assessment of assets reported as follows:

B.	Entrusting party or Assets owner

1、 Company:

Name: Shenzhen Kim Fai Solar Energy Technology Co., Ltd. (hereinafter referred as “Kim Fai Solar”).

Registered Capital: RMB$2,500,000

Paid-in Capital: RMB$2,500,000

Legal Representative: Qunli Liu

Legal Address: No.1804, Leizhen Building, Fuming Rd., Futian Distict, Shenzhen City

Ownership: Limited Liability Company

Registration No: 440301103958012

Business scope: Solar photoelectric products, Solar Batteries, photovoltaic inverter, Solar photovoltaic system equipement, wind power system equipment, wind and solar power generation system equipment, intelligent control system equipment, solar panels, solar panel component of technology development and sales (excluding the franchise, control and monopoly of goods and other restrictions); domestic trade (legal and administrative regulations, the State Council decided to subject to approval before registration according to the items); import and export business (legal, administrative regulations, the State Council prohibited except for the decision to limit the project to obtain permission before the operation).

Launch Date: December 8, 2005

Operation Period: December 8, 2005 to December 8, 2015

2、 Company’s history and main business

（1）Basic information

The Company was founded on December 8, 2005. Registered address is No.1804, Leizhen Building, Fuming Rd., Futian District, Shenzhen City. Factory address is Xinjianxing TechnologyIndustrial Park, Fungxing Rd, Guangmingxin area, Baoan District, Shenzhen City. The Company’s registered capital is RMB$2,500,000, including shareholders, Di Ruan-9%, Qiong Xiong-14%, Qiongqiong Wang-14%, Wei Gong-7%, Feng Cheng-14%, Yijie Li-14%, Chunfeng Zhang-14% and Xiaowei Wang-14%.

（2）Registered Capital and shareholders

Kim Fair Solar’s registered capital is RMB$2,500,000, including shareholders, Di Ruan-9%, Qiong Xiong-14%, Qiongqiong Wang-14%, Wei Gong-7%, Feng Cheng-14%, Yijie Li-14%, Chunfeng Zhang-14% and Xiaowei Wang-14%.

3、Major accounting policies

1) Accounting system: 《Enterprise Accounting Systems》。

2) Fiscal year: December 31

3) Currency: RMB

4) Accounting principle and valuation basis: Accounting principle is based on “accrual-basis”; valuation basis is valued at one’s “historical cost.”

C.	Appraisal Purpose

1. The company entrusted with Shenzhen Yongxinruihe Asset Appraisal Co., Ltd to appraise the value of all shareholders equity on the appraisal date (December 31, 2010). The result will be only used as reference by the Company to understand the value of all shareholders equity.

2. This appraisal has been approved by the Company’s shareholders.

3. Except the only purpose of this appraisal report, if used this all or part of this report in other purpose and cause any result, the Company have no responsibility.

D.	Appraisal Scope and Object

1.	Object

All shareholder equity value of Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

2.	Scope

The scope of appraisal includes all the Company’s assets and related liabilities. The appraisal target is all the Company’s shareholders equity.

                                                  Unit: RMB$10,000

Item		Book value	Adjusted book value
Current assets	1	3,112.14	3,112.14
Long-term investments	2
Fixed assets	3	106.02	106.02
Of which: Construction in progress	4	-	-
Structure	5	-	-
Equipment	6	106.02	106.02
Land	7	-	-
Intangible assets	8	-	-
Of which: Tenure	9	-	-
Other assets	10	-	-
Total assets	11	3,218.16	3,218.16
Current liabilities	12	1,849.69	1,849.69
Long-term liabilities	13	-	-
Total liabilities	14	1,849.69	1,849.69
Net assets	15	1,368.47	1,368.47

The scope of assets for appraisal at this time is same as the assets which were entrusted for appraisal.

E.	Appraisal Base Date

1. Appraisal base date: December 31, 2010

2. This appraisal base date was easy for the Company to achieve the purpose of this appraisal and reduce and avoid the needed adjustments.

3. All the price standards in the report were based on this appraisal base date.

F.	Appraisal principle

    1. The assessment abides by the independence, objectivity and scientific principles work.

  (1） the principle of independence: an asset assessment to assessment by an asset management institutions awarded the asset evaluation industry qualified social justice organizations operate independently, free from the interests of all parties are assessed the impact of assets, the rating agencies and operators and is assessment of the assets has no interest in parties.

    （2） objectivity: that evaluators should proceed from reality, to engage in serious investigation and study, detailed in the master on the basis of reliable information, the use of realistic standards and methods, come to a reasonable, credible, impartial assessment conclusions.

    （3） scientific principles: that the specific assessment process, according to a specific purpose, to develop a scientific assessment programs, assessment procedures and the use of scientific methods, guided by the basic principles of asset valuation assessment of operations.

    2. The main changes of interest to assess compliance with the principle of property rights, that is to be evaluated changes in asset ownership interests of the main premise or assumption that assets are assessed to determine valuation date the fair value of the current point in time. Stakeholders, including changes in ownership of all stakeholders to change and some change.

3.	The asset of continuing operating to assess compliance with the principle of alternative principle and open market principles.Listen

4.	Read phonetically
5.
G.	Appraisal Basis

1)	Behavior Basis

1、Assets appraisal engagement letter signed between Kim Fai Solar and our company

2、Shareholders’ resolution of Kim Fai Solar

2)	Laws and regulation

1.《Company Law of PRC》
2. 《Business Appraisal guidance (Trial)》
3.《Assets Appraisal Standards – Basic Standards》
4.《Assets Appraisal Standards – Appraisal Report》
5.《Assets Appraisal Standards – Real Estate》
6.《Assets Appraisal Standards –Machinery and Equipment》
7.《Assets Appraisal Standards – Intangible Assets》
8.《Assets Appraisal Code of Ethics – Basic Standards》
9.《Enterprise Accounting Standards》（2006）、《Enterprise Accounting System》（2001）。
3)	Property ownership basis

1. Large equipment’s purchase invoices, purchase contracts, copies of customs reports

2.	Contracts related to this appraisal

4)	Pricing standards

a.	Appraisal application, financial statements, accounting books, certificates, legal documents and so on which were provided by Kim Fai Solar;

b.	Prior three years financial statement and operating status which provided by Kim Fai Solar;

c.	2010 National office equipment and electronic product pricing manual;

d.	《Latest Assets Appraisal Data and Parameters Manual》

e.	Online: www.google.com、www.chevrolet.com、www.yongle.com.cn、and so on;

f.	The on-site appraisal and the marketing prices which were collected by appraisers;

g.	Marketing consulting price.

H.	Value definition

Market value referred to in this report refers to a willing buyer and willing seller in the normal valuation date after the marketing of fair trade reached an asset value of the transaction should be estimates, the parties should each smart, careful, do not subject to any forced repression. According to the following conditions of an asset that is traded on the open market can be reasonably obtained the best possible price:

1、with the currency trading permitted by law;

2、a voluntary buyer and the seller voluntarily;

3、one-time payment, and unconditional, to complete the transaction;

4、the status of buyers and sellers of assets, market supply and demand, prices, etc. are well understood. And there is a reasonable extension, select, negotiate and facilitate the economic environment and time of transaction;

5、the market conditions during the completion of the transaction, the price level and other circumstances, with no significant change in valuation date;

6、does not consider the case of special interest to the trading arrangements, trading in the market both informative, rational and non-mandatory case for free trade.

I.	Appraisal method

1)	Major method

（1）Cost method. Cost method described in this report refers to the current conditions in the re-purchase or build a new state to be assessed the full cost of assets, net assets have occurred are assessed entity obsolescence, functional obsolescence and economic obsolescence depreciation, income was assessed as the difference between the assessed value of the assets of an assessment methodology. The assessed value of the specific estimates, the first use of a variety of old assets into a new depreciation rates reflected, and then use the full cost (full cost of replacement) and into a new rate as the product of the assessed value of the assets being evaluated.。

（2）Income method. Income approach. Income method referred to in this report refers to the analysis of prospects for the future development of the project, based on predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained by assessment of the assessed value of the assets of a types of asset valuation methods.

（3）The Shenzhen Kim Fai Solar Energy Technology Co., Ltd. at a net asset valuation method and the use of cost-plus and the income approach, cost plus and the law refers to all their assets were calculated and the cumulative sum of the assessed value, less liabilities assessment of corporate assets worth a total assessed value of a method. Income approach means the prospects for future development of the project, based on the predicted future earnings by using the appropriate present value discount rate converted, and then cumulative sum obtained the assessed value of the assets being evaluated as a method of asset evaluation.

2)	Each assets and liabilities’ appraisal methods

    1) Current assets - monetary funds to verify the correct inventory carrying value after the evaluation confirmed the value of foreign currency cash and foreign currency deposits to assess the base date of the exchange rate obtained by the amount of assessed value on the foreign currency.

    2) Current assets - amounts receivable from class one by one to verify, based on careful analysis of the credibility of the other units of payment, and operations after the assessment of its recoverable amount as the value.

    3) Inventory - into the assessment of the scope and expertise in the enterprise storage warehouse inventory stored in a physical inventory of commodities. Count the number of spot checks accounted for 40% of total inventories over book value accounts for 60% of book value. Inventory, the first check book accounting book keeping records and records of the warehouse consistency, to determine the carrying amount of goods in inventory and actual inventory quantity of the inventory valuation date to the date of the library, storage records, back at the actual launch base quantity, adjust the carrying amount.

    4) Fixed assets - inventory of equipment in one by one on the basis of verification and the use of replacement cost method to assess the market comparison approach. Consultation in the market to price, market prices determine the replacement cost basis; on the original purchase price verified constitute reasonable index of the original purchase price adjusted to determine replacement cost; cannot find the new price of The price of used equipment out of products to assess the value of the revised draw. Into a new rate to the remaining useful life plus the comprehensive site survey to determine the situation.

    5）The liabilities distinguish whether the base date of its assessment of the property with liabilities in order to verify the correct inventory carrying value of the adjusted assessed value is recognized.

J.  Process of appraisal

1)	Entrusting acceptance

1、From September 10, 2011, the Company accepted Kim Fai Solar’s entrust and implemented the investigation to understand Kim Fai Solar’s internal control and operating situation. Then the Company prepared the initial working project and appointed appraisers to take in charge of this project.

2、According to entrusting party needs and the requirement of《Asset Appraisal Manual》, in addition to help to achieve the appraisal purpose and prevent adjustment, the appraisal base date should be closed to the end of quarter. After communication, both sides agreed the appraisal base date was December 31, 2010.

3、According to the purpose of entrusting party, the scope of appraisal is the shareholder equity value of Shenzhen Kim Fai Solar Energy Technology Co., Ltd.

2)	Assets checking

From September 10, 2011 to September 12, 2011, based on the application lists provided by Kim Fai Solar, appraisers implemented the onsite checking and checked the relevant original accounting documents:

Kim Fai Solar’s existing asset position: Current asset – 73.74% and Fixed assets – 26.26%.

Checking situation is as following:

1. First of all, appraiser evaluated the Company’s internal control system and found that the employees obeyed consciously and various systems could be effectively implemented. Therefore, this appraisal was based on the Company’s completed internal control systems.

2. Current assets:                         Unit: RMB
Item	Book value	Adjusted book value
Cash and cash equivalents	13,708,747.07	13,708,747.07
Short-term investment		-
Note receiveable		-
Account receivable	9,966,304.28	9,966,304.28
Minus: Allowance for uncollectible accounts		-
Net account receivable
Dividends receivable		-
Interests receivable		-
Payment in advance		-
Allowance from government receivables		-
Other receivable	55,996.00	55,996.00
Minus: Allowance for uncollectable accounts		-
Net other receivable
Inventory	7,390,343.52	7,390,343.52
Deferred and prepaid expense		-
Net loss of current assets		-
Long-term bond investment due within one year		-
Other current assets		-
-
Total current assets	31,121,390.87	31,121,390.87

Description:

（1）Appraisers focus on verification of the current assets’ original accounting information, checked the accounting statements, general ledger, subsidiary ledgers and so on. Meanwhile, they collected the cash checking lists, verified the bank deposits and reconciliation statement;

（2）Verified the account receivables’ original certificates; targeted release inquiry letter to confirm the book value’s authenticity and accuracy.

（3）Conducted filed sampling and photographed to inventory checking lists.

3. Fixed assets:                          Unit: RMB

	Book value		Adjusted book value
Item	Original value	Net value	Original value	Net value
Equipment	1,826,300.00	1,060,209.16	1,826,300.00	1,060,209.16
Fixed assets- Machinery equipment	1,682,480.00	989,985.86	1,682,480.00	989,985.86
Fixed assets- Vehicle	31,140.00	143.30	31,140.00	143.30
Fixed assets- Electronic equipment	112,680.00	70,080.00	112,680.00	70,080.00
	-	-	-	-
Subtotal fixed assets	1,826,300.00	1,060,209.16	1,826,300.00	1,060,209.16
Less: Fixed assets depreciation reserves
Total fixed assets	1,826,300.00	1,060,209.16	1,826,300.00	1,060,209.16

Description:

Equipment: appraisers reviewed the “fixed assets declaration lists”, checked the compliance requirements, understood if any unlisted equipment, false, missed reported, restated and so on. Appraisers verified on-site to understand the device status, working environment, and maintenance situation; checked the original certificate and purchase and sales contract of major equipment to determine if the original carrying amounts were reasonable. They observed and photographed the transport equipment. Due to limited expertise, they did not check its internal components. Appraisers also collected copies of driving license and equipment invoices.

4. Kim Fai Solar’s current liabilities included account payables, accrued payroll, other payables, tax payables, other payables, and …etc. Appraisers verified the general ledger, subsidiary ledgers and collected the original certificates.

As following:            Unit: RMB

Item	Book Value	Adjusted book value
Account payable	16,440,762.86	16,440,762.86
Other payables	7,866.96	7,866.96
Accrued payroll	393,348.00	393,348.00
Tax payable	1,649,775.06	1,649,775.06
Other fund in conformity with paying	5,172.05	5,172.05
Total current liabilities	18,496,924.93	18,496,924.93

Description:
Appraisers focus on verification of current liabilities’ original accounting information and checked the accounting statements, general ledger and subsidiary ledgers and so on.

3)	Appraisal

From September 13, 2011 to September 15, 2011, appraisers apprised the value in accordance with the on-site checking and Kim Fai Solar’s specific situation. Please check the 《Appraisal Description of Shenzhen Kim Fai Solar Energy Technology Co., Ltd.》。

4)	Conclusion and appraisal repot

From September 15 to the report date, appraisers prepared the appraisal report and appraisal description, in addition to verify the assets appraisal checking lists, then approved by the project manager, major auditor and the company’s owner to issue the appraisal report.

K.	Value premise

The report "Assessment of value" or "valuation date value" means the assets of the company on the assessment of the current use or intended use and continue to operate using the same, and the valuation date and the premise of the external economic environment, this report the premise set forth in the assessment of conditions and assumptions set out in this report the purpose of the above the market value of the views put forward.

L.	Appraisal conclusion

The assessment and method for using the cost plus method and the income method to Shenzhen Kim Fai Solar Energy Technology Co., Ltd. had a net asset valuation and obtain evaluation results. Evaluators based on Shenzhen Solar Energy Technology Co., Ltd. actual operating conditions and asset distribution, liabilities, combined with the results of two valuation methods to obtain, by following the analysis, the final selection of the Income Approach value as the final conclusion of this evaluation provide value for reference. Specific evaluation results and analysis are as follows:

1)	Result of Cost-plus method

Based on the above assessment methods and valuation standards, the individual assets, liabilities assessment, evaluation results are summarized in the following table. The Company believes that the table contained in the assessment of the assets, liabilities and net assets of the summary, in assessing the value of the premise and basis of local conditions can be allowed to reflect the Shenzhen Kim Fai Solar Energy Technology Co., Ltd. on the appraisal base date the market value of assets and liabilities:

Appraisal result versus adjusted book value:            Unit: RMB$10,000

Book value	Audited book value	Adjusted book value	Appraisal value	Increase / Decrease	％

Item			A	B	C	D=C-B	E=D/B×100%
Current assets	1	3,112.14	3,112.14	3,112.14	3,112.14	-	-
Long-term investments	2					-
Fixed assets	3	106.02	106.02	106.02	107.24	1.22	1.15
Of which: work in progress	4		-	-	-	-
Buildings	5		-	-	-	-
Equipment	6	106.02	106.02	106.02	107.24	1.22	1.15
Land	7		-	-	-	-
Intangible assets	8		-	-	-	-
Of which: Use right of land	9		-	-	-	-
Other assets	10		-	-	-	-
Total assets	11	3,218.16	3,218.16	3,218.16	3,219.38	1.22	0.04
Current liabilities	12	1,849.69	1,849.69	1,849.69	1,849.69	-	-
Long-term liabilities	13		-	-	-	-
Total liabilities	14	1,849.69	1,849.69	1,849.69	1,849.69	-	-
Net assets	15	1,368.47	1,368.47	1,368.47	1,369.68	1.22	0.09

The reason of difference is as following:

The reason why appraisal value of fixed assets was RMB$12,200 more than its book value is due to its remaining useful life was longer than the remaining years for accounting depreciation.

2)	Income approach result

The appraisal result of income approach on the appraisal base date of December 31, 2010 was RMB$189,451,100.

3)	The difference analysis between assets base method and income approach method and the selection of final result

By income approach, the result was RMB$189,451,100. By assets base method, the result was RMB$13,696,800. These two results are huge difference. The difference was due to: Income approach was based on the assets’ projected income which reflected assets’ production ability (profitability). This profitability usually reflects the company’s development of production scale, benefit generated situation and also affected by the company’s brand awareness (intangible assets). It could really show the company’s development ability and its brand’s intangible value. The asset base (cost) method was based on the assets replacement cost. It reflected assets input (purchase cost) social necessary labor consuming. The final determined value reflected the net income on the appraisal base date. The purpose of this appraisal is for Shenzhen Kim Fai Solar Energy Technology Co., Ltd. to understand its all shareholder equity’s value. By the above analysis, we selected the result which was determined by income approach as the Company’s final value of shareholder equity.

M.	Special description

1)	Users need to pay attention to the following matters:

Findings contained in this report reflect only the assessment of objects in the evaluation purposes, in accordance with the principles of the open market to determine the current fair market value.

2)	This appraisal did not consider the possible effect caused by following factors:

1. Long term asset:

1) charge, mortgage or guarantee the assets, which may affect the assessment of any restrictions;

2) changes in future market environment may impact the assessed value;

3) various types of assets and future changes in the established purpose of the use of the value.

2. Not take into account the counterparty may be additional special pay on the assessed value of the price.

3. To enterprise reporting based on the reporting schedule, was not considered in this assessment provides an inventory of property companies that may exist outside of the assets, liabilities and possible or have assets and liabilities.

4. Does not take into account changes in macroeconomic policies and in case of natural forces and other force majeure on asset prices.

The users need to pay attention that if the above items and the principle of the continuing operations changed, the appraisal will become invalid.

N.	Significant events after appraisal base date

1)	Adjustment issue after appraisal base date

The results of the assessment contained in the report were to be assessed on the assets of the Company under certain conditions at the valuation date value of the views expressed. Users of this report in assessing the baseline period after the date of use of this report, the number and value of assets changes that may occur treatment should be adjusted the following principles:

Changes in volume of assets should be based on the original assessment of the amount of assets be adjusted accordingly. When the replacement cost valuation methods, the actual amount should be adjusted; if the standard changes in asset prices, and a significant impact on asset valuation price, the commission shall determine the time to re-hire assessment bodies to assess the price.

Basis for assessing the quantity and price of assets in future standard changes, the Principal of the assessed value of the adjustments, the company shall have any liability.

For the determination of the trading price, the Company has no legal responsibility.

2)	Significant issue after appraisal base date

None
O.	Legal effect of appraisal report

1)	Appraisal prerequisites and assumptions

1. Assumed to be the relevant estimates provide legal documents are real, legitimate.

2. Assumes that companies are estimated to provide the preparation of the financial accounting statements and accounting methods are in line with the relevant PRC laws and regulations, and the financial statements truly reflect the financial position to be estimated and asset equity structures, with the authenticity of the , completeness, legality, we built this assessment is based on this.

3. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

4. Assumed that the assets were estimated enterprise valuation date was estimated business really belongs there is no property disputes or false assets.

When the above assumption failed, the appraisal result lost legal effect automatically.

2)	Legal effect of appraisal report

1. Based on the relevant laws and regulation, this report has legal effect.

2. This report is only available to the Client for the evaluation purposes and sent to the competent authority to review the use of property assessment, and assessment of the use of the report rests with all of the Principal, the Principal without permission, not free or open to others

3)	Valid period of this report

The result of this repot will be valid one year. (From December 31, 2010 to December 30, 2011) If passed this period, the assets need to be re-appraised.

P.	Reported date of appraisal report

September 16, 2011

Attachment: Reference documents for this appraisal report

（Attachment is counted as part of this report）

Shenzhen Yongxinruihe Assets Appraisal Co., Ltd
     Legal Representative:

Shenzhen China	China CPV：
China CPV：
September 16, 2011

Attachment: Reference documents for this appraisal report

A.	Assets Appraisal Note

B.	Assets Appraisal Detail Lists

C.	Copy of Evaluated Company’s Financial Statement on the Appraisal Base Date

D.	Copy of Client and Assets Owner’s Business License

E.	Copy of Property Documents

F.	Copy of Assets Owner’s Letter

G.	Copy of Appraisal Institution’s Business License

H.	Copy of Appraisal Institution’s Certification

I.	Copy of Appraisers’ Certifications